EXHIBIT 2.3

CERTAIN PORTIONS OF THIS EXHIBIT (INDICATED BY [***]) HAVE BEEN EXCLUDED PURSUANT TO ITEM 601(B)(10) OF REGULATION S-K BECAUSE THEY ARE BOTH NOT MATERIAL AND ARE THE TYPE THAT THE COMPANY TREATS AS PRIVATE AND CONFIDENTIAL.

BUSINESS TRANSFER AGREEMENT

Senseonics Spain S.L.U.

and

Ascensia Diabetes Care Spain, S.L.U.

Dated as of March 12, 2026

Table of Contents

Page

1. Definitions2

2. Sale and Purchase of the Spain Business3

3. Purchase Price.5

4. Closing Date5

5. Closing Conditions5

6. Requirements to Transfer the Spain Purchased Assets6

7. Requirements to Transfer the Spain Transferred Employees8

8. Requirement to Transfer of Data.9

9. Transfer of Benefits10

10. Post-Closing Covenants10

11. Representations and Warranties.10

12. Exclusivity of Indemnification Remedies under Master Purchase Agreement11

13. Taxes12

14. Miscellaneous.12

-i-

1

THIS BUSINESS TRANSFER AGREEMENT (the “Agreement”), dated as of March 12, 2026, is by and between ASCENSIA DIABETES CARE SPAIN, S.L.U., incorporated under the laws of Spain, with registered office address at Pz de la Pau, s/n, WTC Alameda Park Ed.6, 3 Planta, Cornella de Llobregat, Barcelona (Spain), with Spanish Tax ID number B87346433 and duly registered with the Commercial Registry of Barcelona under volume 45,406, sheet 29, page B-486684 (the “Seller Affiliate”), duly represented by [***], as Sole Director of the Seller Affiliate by virtue of the public deed granted before the Notary Public, Mr. J.V.Torres Montero, on November 6, 2011, number 3,120 of his protocol and duly registered with the Commercial Registry of Barcelona under entry 11; and SENSEONICS SPAIN S.L.U., incorporated under the laws of Spain, with registered office address at C/ Muntaner 239, Ático, 08021 Barcelona (Spain), with Spanish Tax ID number B24798324 and duly registered with the Commercial Registry of Barcelona under page B-645444 (the “Purchaser Affiliate”) duly represented by [***], in force, as joint and several director of the Purchaser Affiliate by virtue of the public deed granted before the Notary Public, Mr. I. Molinos Gil, on November 5, 2025, number 5,834 of his protocol and duly registered with the Commercial Registry of Barcelona under entry 1. Hereinafter, the Seller Affiliate and the Purchaser Affiliate shall be jointly referred to as the “Parties” and each of them a “Party”.

Preamble

A.ASCENSIA DIABETES CARE HOLDINGS AG, a company organized under the laws of Switzerland (hereinafter “Seller Parent”), which is the ultimate parent company of the Seller Affiliate, and SENSEONICS, INCORPORATED, a Delaware corporation (hereinafter “Purchaser Parent”), the ultimate parent company of the Purchaser Affiliate have entered into a Master Asset Purchase Agreement, dated December 31, 2025 (as may be amended from time to time, the “Master Purchase Agreement”), pursuant to which, among other things, Seller Parent agreed to sell, or cause one or more of its Affiliates (including Seller Affiliate), to sell to Purchaser Parent or one or more of its Affiliates (including Purchaser Affiliate), certain CGM Activities (as defined in the Master Purchase Agreement) in particular through the sale of certain assets of certain affiliates of Seller Parent (the “Global Transaction”). A copy of the executed Master Purchase Agreement is attached hereto as Annex I. Any capitalized terms used in this Agreement and not herein defined shall have the meaning assigned to such terms in the Master Purchase Agreement.

B.The Seller Parent’s main activity is, among others, the business of marketing, selling and distributing the Products in the Territory (the “Business”). The Seller Parent indirectly carries out the Business in Spain through the Seller Affiliate who owns the right, title and interest to the Spain Purchased Assets (including the Spain Transferred Contracts), the Spain Assumed Liabilities and the Transferred Employees (as each term is defined below).

C.Seller Affiliate owns the right, title and interest to the Specified European Assets located in Spain (the “Spain Purchased Assets”) which, together with the Spain Assumed Liabilities and Transferred Employees, represent its business (going concern) of marketing, selling and distribution of the Products in Spain (the “Spain Business”). Seller Affiliate desires to sell the Spain Business to Purchaser Affiliate, and Purchaser Affiliate wishes to purchase from Seller Affiliate, the Spain Business, upon the terms and subject to the conditions set forth in this Agreement and the Master Purchase Agreement.

D.On [***], the Seller Affiliate has notified the Transferred Employees’ (as this term is defined below) workers’ representatives, that, within the context of the Global Transaction, the labor contracts of the Transferred Employees, will be assigned in favor of the Purchaser Affiliate. A copy of such notification is attached hereto as Schedule (D).

E.In the context of the Global Transaction and in accordance with the Master Purchase Agreement, the Seller Affiliate desires to sell, transfer and assign to the Purchaser Affiliate, and the Purchaser Affiliate desires to purchase, acquire and assume from the Seller Affiliate, as a going concern, the Spain Business upon the terms and subject to the conditions set forth in this Agreement and the provisions of the Master Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, the Parties agree as follows:

1.Definitions. The following terms shall have the following meanings when used in this Agreement. Any capitalized terms used in this Agreement and not herein defined shall have the meaning assigned to such terms in the Master Purchase Agreement:

“Agreement” means this agreement.

“Business” has the meaning ascribed to such term at the Preamble.

“Closing Conditions” has the meaning ascribed to such term in Clause 5.

“Closing Date”has the meaning ascribed to such term in Clause 4.

“Closing” has the meaning ascribed to such term in Clause 4.

“Excluded Assets” shall mean any asset not transferred as per the terms and conditions of this Agreement and/or the Master Purchase Agreement.

“Global Transaction” has the meaning ascribed to such term at the Preamble.

“Master Purchase Agreement” has the meaning ascribed to such term at the Preamble.

“Party” or “Parties” has the meaning ascribed to such term at the Preamble.

“Person” shall mean any individual, entity or governmental body.

“Products” shall mean the following proprietary products of Purchaser Parent currently marketed under the brand “Eversense”: (a) Eversense® CGM System (90-day product); (b) Eversense® XL CGM System (180-day product outside the US); and (c) Eversense XL 2.0; (d) extended Eversense 365-day product (Rome 1 & Rome 2).

“Public Sector Contracts Law” has the meaning ascribed to such term in Clause 5.1.1(b).

“Purchaser Affiliate” has the meaning ascribed to such term at the Preamble.

“Purchaser Parent” has the meaning ascribed to such term at the Preamble.

“Seller Affiliate” has the meaning ascribed to such term at the Preamble.

“Seller Group”shall mean the Seller Parent and its Affiliates.

“Seller Parent” has the meaning ascribed to such term at the Preamble.

“Spain Assumed Liabilities” has the meaning ascribed to such term in Clause 2.1.3.

“Spain Business” has the meaning ascribed to such term at the Preamble.

“Spain Purchase Price” has the meaning ascribed to such term in Clause 3.1.

“Spain Purchased Assets” has the meaning ascribed to such term at the Preamble.

“Spain Tender Contracts” has the meaning ascribed to such term in Clause 6.2.1(a).

“Spain Transferred Contracts” has the meaning ascribed to such term in Clause 2.1.1(b).

“Spain Transferred Employees” has the meaning ascribed to such term in Clause 2.1.5.

“Spanish Workers Statute” has the meaning ascribed to such term in Clause 7.

“Additional TUPE Notification” has the meaning ascribed to such term in Clause 7.4.

2.Sale and Purchase of the Spain Business. The purpose of this Agreement is the sale and purchase of the Spain Business. Consequently, subject to the terms and conditions of this Agreement and the Master Purchase Agreement and, in particular, to the fulfilment of the Closing Conditions detailed in Section 5 of this Agreement, the Seller Affiliate sells and will transfer to the Purchaser Affiliate on the Closing Date, who purchases and will acquire the Spain Business on the Closing Date. In particular:
2.1.1Purchased Assets.
(a)The Seller Affiliate shall sell, grant, convey, transfer, assign and deliver to the Purchaser Affiliate and the Purchaser Affiliate shall accept purchase, assume and acquire from the Seller Affiliate (free and clear of all Encumbrances) all right, title and interest in and to the Spain Purchased Assets, including such assets listed on Schedule 2.1.1(a). For the avoidance of doubt, the Spain Purchased Assets, shall also include such assets which are exclusively related to, or used by the Seller Affiliate in connection with, the operation or conduct of the Spain Business, and not otherwise included on Schedule 2.1.1(a).
(b)Upon proper and valid transfer from Seller Affiliate to Purchaser Affiliate, Purchaser Affiliate shall subrogate and/or succeed to the Seller Affiliate and assume any rights and obligations relating to the Tender Contracts listed under Schedule 2.1.1(b)-I and other Contracts listed under Schedule 2.1.1(b)-II (collectively with the Tender Contracts listed in Schedule 2.1.1(b)-I, the “Spain Transferred Contracts”).
2.1.2Excluded Assets. The Spain Purchased Assets do not include, and Seller Affiliate is not selling, assigning, transferring, conveying or delivering, and Purchaser Affiliate is not purchasing, acquiring or accepting from Seller Affiliate, any of the Excluded Assets.
2.1.3Assumed Liabilities. Upon and subject to the terms, conditions, representations and warranties of the Seller Affiliate contained herein and the terms and conditions of the Master Purchase Agreement, including, without limitation, Section 1.4(a) of the Master Purchase Agreement (Excluded Liabilities), Section 1.9 of the Master Purchase Agreement (Transfer Taxes), Section 1.10 of the Master Purchase Agreement (European CGM Activities), Section 8.5 of the Master Purchase Agreement (Contract Matters) and Section 8.6 of the Master Purchase Agreement (Misallocated Assets), the Purchaser Affiliate shall assume as of the Closing Date (collectively, the “Spain Assumed Liabilities”): (i) the Liabilities and obligations under the Spain Transferred Contracts, but (1) only to the extent arising out of obligations performed or required to be performed by Purchaser Affiliate under such Spain Transferred Contracts after the assignment and transfer of such Spain Transferred Contracts on the Closing (or in the case of the assignment and/or transfer after the Closing, the date of such assignment and/or transfer) and not on or before such date, (2) only to the extent such obligations do not arise from or relate to any breach by any member of the Seller Group of any provision of any of such Spain Transferred Contracts, and (3) only to the extent such obligations do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach of any of such Spain Transferred Contracts; (ii) liabilities accruing, arising out of or relating to the conduct or operation of the Spain Business or the ownership or use of the Spain Purchased Assets, solely to the extent such liabilities arise or accrue after the Closing (iii) all liabilities and obligations in respect of the Spain Transferred Employees solely on a going-forward basis after the Closing Date due to any action or omission taken place after the Closing Date. For the avoidance of doubt, the Purchaser Affiliate (nor Purchaser) shall not assume any Liability arising from: (1) any Spain Transferred Employees who challenge the Transfer and such claim is confirmed by a judicial court on a final and irrevocable judgment, or who do not definitely transfer to Purchaser Affiliate for other reasons, Seller Affiliate shall bear all claims and liabilities in respect of such employees, including claims to continuous remuneration and any costs arising from or in connection with terminating the employment relationship with such employees (including, without limitation, severance payments, court costs and attorneys’ fees in labor court disputes, severance or redundancy payments or any other entitlements, including those required by Law) and (2) any Transferred Employees amounts and payments accrued before the Closing Date (including payment of accrued and not taken holiday, proportional of extraordinary payments, variable remuneration and any other social benefits). Both Parties will work in good faith in order to minimize costs in this regard and with the aim of successfully avoiding alterations in the collective of Spain Transferred Employees as it is defined in Schedule 2.1.3.
2.1.4Excluded Liabilities. Other than the Spain Assumed Liabilities as provided for in Section 2.1.3 of this Agreement, the Purchaser Affiliate shall not assume, and shall have no liability for any Liabilities of the Seller Affiliate of any kind, character or description, whether accrued, absolute, contingent or otherwise, it being understood that the Purchaser Affiliate is expressly disclaiming any express or implied assumption of any Liabilities other than after the Closing Date, the Spain Assumed Liabilities. For the avoidance of doubt, any Liabilities, claims, disputes, costs or obligations that are based upon, arise out of, relate to or result from any act, omission, event, circumstance or condition occurring or existing prior to the Closing Date shall be the sole responsibility of the Seller Affiliate, irrespective of when such Liabilities, claims or obligations are asserted, quantified, become due or payable, all the above subject to the terms and conditions and limitations set forth in the Master Purchase Agreement.
2.1.5Spain Transferred Employees. The Purchaser Affiliate, as a result of the succession of the Spain Business, shall succeed the Seller Affiliate in the contracts with all the employees allocated to the Spain Business and who are listed in Schedule 2.1.5 and that are validly transferred to Purchaser Affiliate pursuant to this Agreement and applicable Law (the “Spain Transferred Employees”).

For clarification purposes, the Parties expressly state that the Seller Affiliate transfers and the Purchaser Affiliate acquires all the above elements forming part of the Spain Business as a whole. This means that they are transferred as integral parts of a functioning production unit (unidad productiva) that can continue to be operated autonomously and independently, and not each of them as separate and individually considered elements or objects.

3.Purchase Price.
3.1Spain Purchase Price. As consideration for the sale, transfer, conveyance, assignment and delivery to the Purchaser Affiliate of the Spain Business, the Purchaser Affiliate will pay (or cause to be paid) to the Seller Affiliate (or, in the case of a negative Spain Purchase Price, the Seller Affiliate will pay or cause to be paid to the Purchaser Affiliate) on the Closing Date (by wire transfer of immediately available funds), the Net Book Value of the Spain Business calculated in accordance with Section 1.5 (Purchase Price; Payment of Purchase Price; Adjustment of Purchase Price) of the Master Purchase Agreement (the “Spain Purchase Price”), subject to the terms, conditions and adjustments set forth therein.
3.2Authorization. Purchaser Parent is authorized by the Purchaser Affiliate, with the express consent of the Seller Affiliate, to conduct payment of the Spain Purchase Price pursuant to this Agreement and Seller Parent is authorized by the Seller Affiliate with the express consent of the Purchaser Affiliate, to receive payment of the Spain Purchase Price pursuant to this Agreement.
4.Closing Date. Unless otherwise designated by the Parties, the closing of the purchase of the Spain Business by Purchaser Affiliate (the “Closing”), shall take before the Spanish Notary selected by the Purchaser Affiliate on the [***] following the satisfaction and/or waiver of all conditions to the Closing set forth in Section 5 of this Agreement and Section 5 of the Master Purchase Agreement (Conditions Precedent to the Closing) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction and/or waiver by the Purchaser Affiliate of such conditions) or at such other place, time or date as may be mutually agreed upon in writing by Seller Affiliate and Purchaser Affiliate. For purposes of this Agreement, the “Closing Date” shall mean the time and date as of which the Closing actually takes place.
5.Closing Conditions. The obligations of the Parties hereto to effect the Closing and consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by the Purchaser Affiliate at or prior to [***] of all the applicable conditions set forth in Section 5 (Conditions Precedent to the Closing) of the Master Purchase Agreement and the following conditions (the “Closing Conditions”):
5.1.1Tender Contracts Communication and Consent.
(a)The Transfer of the Spain Business to the Purchaser Affiliate is subject to submitting to the relevant public contracting authorities of the Spain Tender Contracts, of the communication of the transfer of the Spain Tender Contracts according to this clause (the “Tender Contracts Communications”).
(b)Consequently, the Parties undertake to jointly submit to the relevant public contracting authorities of the Spain Tender Contracts, as soon as possible after the signing of this Agreement and, in any case, within [***], the Tender Contracts Communications informing that the transfer of a business unit in the form attached as Schedule 5.1.1(b) (transmisión de empresa o rama de actividad) will be executed, giving rise to the consequences foreseen in Articles 98 and 144 of Law 9/2017, of 8 November, on Public Sector Contracts (Ley 9/2017, de 8 de noviembre, de Contratos del Sector Público) (the “Public Sector Contracts Law”).
(c)The Parties expressly agree that the Closing Condition set forth in Section 5.1.1(a) shall be understood fulfilled if: (i) the Parties receive a communication from the relevant public contracting authorities acknowledging receipt or confirming that consent is not required or accepting the transaction, or (ii) no response of any kind is obtained from the relevant public contracting authorities within [***] of the Parties submitting their formal notice in accordance with the preceding paragraph.
(d)It being understood that, in the period between the signing of this Agreement and the submission of the Tender Contracts Communications, the Spain Tender Contracts shall be performed and fulfilled by the Seller Affiliate in good faith and in the ordinary course of business consistently with past practice and in compliance with the provisions of the Master Purchase Agreement, the Transition Services Agreement and of the Amended and Restated Existing Agreement.
5.1.2Other Contracts Consents. Each of the Consents to the Contracts identified as Tier 1a or Tier 1b Contracts on Schedule 2.1.1(b)-II shall have been obtained as of the Closing Date and evidence of such Consent shall be delivered to the Purchaser Affiliate and shall be in full force and effect.
5.1.3Order to Cash and Delivery. Purchaser Parent and Purchaser Affiliate shall have established the procedures and systems that are operational and validated to issue invoices through its enterprise resource planning (ERP) system and facilitate the delivery of the Products and related documentation to customers, and shall have established the processes and obtained all applicable Governmental Authorizations in Spain, collectively to conduct order, billing and delivery consistent with applicable regulatory and tender requirements (the “Order to Cash and Delivery Processes”).

For clarification purposes, it is hereby stated that (i) the Closing Conditions suspend the obligation to proceed with the Closing until they are fulfilled, but do not suspend the effectiveness of the other obligations established in this Agreement, the Transition Services Agreement and the Master Purchase Agreement, which shall take full effect from the moment of its signing; and (ii) the Closing Conditions are established in favor of the Purchaser Affiliate, who may waive its fulfilment prior to the long-stop date referred to in Section 5 above.

6.Requirements to Transfer the Spain Purchased Assets. In accordance with the provisions of Section 2 above and by virtue of this Agreement, the Purchaser Affiliate shall acquire all rights, title and interest in the Spain Purchased Assets, as described below, subject to the fulfillment or waiver by the Purchaser Affiliate of all the Closing Conditions set forth in Section 5 above:
6.1Requirements to Transfer the Spain Purchased Assets. The Spain Purchased Assets shall be transferred as a single entity, with all their inherent and accessory elements, with all its rights, free of Encumbrances, in their current state of use and condition, and up to date with the payment of expenses of any kind. The Parties shall cooperate in good faith, adopt any measures and grant any documents that may be necessary or convenient for the successful completion of the sale and transfer of these assets, as well as for their registration in the relevant registries in favour of the Purchaser Affiliate, if applicable.
6.2Requirements to Transfer the Spain Transferred Contracts. The Purchaser Affiliate shall subrogate and/or succeed to the Seller Affiliate and assume any rights and obligations relating to the Spain Transferred Contracts, as described below:
6.2.1Spain Tender Contracts.
(a)Hereby, and in accordance with Spanish Law, the Purchaser Affiliate shall succeed the Seller Affiliate in all Tender Contracts or position in all public tenders relating to the Spain

Business entered into by the Seller Affiliate with any public administrations or bodies and/or those subject to public procurement rules, identified in the attached Schedule 2.1.1(b)-I (the “Spain Tender Contracts”).
(b)By mutual agreement that this Agreement constitutes a transfer of a business unit (transmisión de empresa o rama de actividad), Articles 98 and 144 of the Public Sector Contracts Law, shall apply to the transfer and succession of all the Spain Tender Contracts. Likewise, this clause shall apply to any other Tender Contracts entered into by the Seller Affiliate with any public administrations or those subject to the aforementioned public procurement rules, relating to the Spain Business, and not listed as Spain Tender Contracts in Schedule 2.1.1(b)-I (including, where applicable, private contracts (contratos privados) and publicly funded contracts (contratos subvencionados), bids submitted in the context of public tenders, tenders awarded pending contractual formalization and administrative contracts). In accordance with the Public Sector Contracts Law, the transfer of the Spain Business shall meet the following requirements:
(i)Within [***], the Parties shall jointly submit a communication to the relevant public contracting authorities informing that the transfer of the Spain Business will be produced giving rise to the consequences foreseen within Articles 98 and 144 of the Public Sector Contracts Law.
(ii)The Purchaser Affiliate shall meet the conditions of legal capacity, absence of prohibition from contracting, and hold the economic and technical solvency required to the original awardee of the Spain Tender Contracts.
(iii)If any of the Spain Tender Contracts (and or the administrative specifications) required a definitive guarantee to the original awardee, said definitive guarantee shall be renewed or replaced by a new guarantee taken out by the Purchaser Affiliate on the Closing Date or as soon as possible thereafter.
(c)During the interim period and after the Closing Date, the Parties shall cooperate and use reasonable best efforts and take any necessary or convenient measures, including actions before public administrations and contracting bodies, to ensure the successful completion of the succession of the aforementioned Contracts in accordance with the Master Purchase Agreement and the Transition Services Agreement. However, on Closing Date or afterwards, if the successful assignment of any of the Spain Tender Contracts is not feasible and/or the public authorities oppose to the transfer of such Spain Tender Contract, the Parties agree that the relevant Contract shall be excluded from the scope of the transaction regulated herein, and the Parties shall have no further obligations with respect to it under this Agreement, the Master Purchase Agreement and/or the Transition Services Agreement. For the avoidance of doubt, such a Spain Tender Contract shall be considered an Excluded Asset, and any Liability arising from it shall be considered an Excluded Liability. Notwithstanding the above, if after Closing Date any of the Spain Tender Contracts that has been considered an Excluded Asset pursuant to above can finally be successfully assigned, such Spain Tender Contract shall automatically be deemed, for the purposes of this Agreement, a Transferred Asset.
(d)As indicated above, after Closing has occurred, a second communication will be submitted by the Parties to the relevant public contracting authorities of the Spain Tender Contracts informing that the Transaction has been completed, for the purposes of Articles 98 and 144 of the Public Sector Contracts Law in the form attached hereto as Schedule 5.1.1(d).

6.2.2Other Contracts.
(a)The Purchaser Affiliate shall subrogate and/or succeed to the Seller Affiliate and assume all rights and obligations relating to any other Contracts not identified as Spain Tender Contracts, including, without limitation, the Contracts listed in Schedule 2.1.1(b)-II.
7.Requirements to Transfer the Spain Transferred Employees. The Parties to this Agreement declare and agree that the transfers provided for in this Agreement constitute the transfer of an independent productive unit (unidad productiva autónoma) capable of continuing its activity and, consequently, fall within the scope of a business succession under the terms of Article 44 of the Royal Legislative Decree 2/2015, of 23 October, approving the revised text of the Workers’ Statute (the “Spanish Workers Statute”). Consequently:
7.1All of the Spain Transferred Employees, with all their acquired employment and social security related rights, shall be transferred to the Purchaser Affiliate on the Closing Date as part of the transfer of the Spain Business under the same terms and conditions of employment that the Spain Transferred Employees had with the Seller Affiliate up until the Closing Date, including type of contract, seniority, gross annual salary (fixed and variable remuneration, salary in kind) and any additional social benefit.
7.2Therefore, on the Closing Date, the Purchaser Affiliate shall be subrogated into the relevant Seller Affiliate’s position respecting all employment and social security rights and obligations, arising from or associated with the Spain Transferred Employees employment relationships in accordance with the Spanish legislation applicable to transfers of undertaking (sucesión de empresa).
7.3The Parties shall cooperate in good faith and shall take any measures and execute any documents that may be necessary or convenient for the successful completion of the Spain Business succession and the transfer of the Spain Transferred Employees under the terms provided for in the applicable Spanish legislation, including, without limitation:
7.4Seller Affiliate shall be obligated to send an additional notification to the legal workers’ representatives of the Spain Transferred Employees before the Closing Date detailing the effective date of the transfer in accordance with Article 44.6 et seq. of the Spanish Workers Statute, in the form attached hereto as Schedule 7.4 (the “Additional TUPE Notification”). The Seller and the Purchaser will mutually agree in good faith on the form, content and timing of the Additional TUPE Notifications before it is sent to the workers’ representatives of the Spain Transferred Employees;
7.4.1Providing all required employee information and documentation to Purchaser Affiliate in a timely manner;
7.4.2Executing any local transfer agreements or ancillary documents necessary to effectuate the transfer of the Spain Transferred Employees;
7.4.3Maintaining employment terms and conditions as required by the applicable Law;
7.4.4Coordinating with Purchaser Affiliate on timing and communications to ensure compliance with statutory notice periods and consultation obligations; and

7.4.5Seller Affiliate shall not take any action that would impede or delay the transfer of Spain Transferred Employees and shall promptly notify Purchaser Affiliate of any issues or objections raised by employees or authorities in Spain.
7.4.6Seller Affiliate shall submit to Purchaser Affiliate on the Closing Date all names, documents and files, in each case whether or not in electronic form, with respect to personnel data of the Spain Transferred Employees (the “Transferred Employees Information”), except for such Spain Transferred Employees Information which must be maintained by Seller Affiliate under applicable Law.
7.4.7Seller Affiliate shall assume and pay for all statutory and contractual proportional part of extraordinary payments, paid time-off entitlements accrued but not used and applicable variable remuneration accrued by Spain Transferred Employees prior to the Closing Date.
7.4.8Carry out the necessary steps before relevant authorities (including Social Security) in order to properly deregister Spain Transferred Employees from the Seller Affiliate and subsequently register them before the Purchaser Affiliate.
8.Requirement to Transfer of Data.
8.1Transferred Data.
8.1.1The Parties acknowledge and agree that the transfer of the Spain Business under this Agreement includes the transfer to Purchaser Affiliate of the following, in each case solely to the extent directly and exclusively relating to the Spain Business and necessary for the ownership, operation and continuity of the Spain Business following Closing:
(a)data, files, records and other business information (including promotional, marketing and sales information and materials), in any form or medium, including such copies and, where available, source/editable files as are reasonably necessary for continued use in the operation of the Spain Business; and
(b)any transfer, assignment or licensing of industrial and intellectual property rights and IT-related rights and assets in connection with the Spain Business shall be governed by the MAPA Agreement.
(c)The items described above are referred to collectively as the “Transferred Data”. For the avoidance of doubt, Transferred Data does not include any data, records, materials or rights that do not relate to the Spain Business.
8.2To the extent the Transferred Data includes personal data, each Party shall comply with applicable data protection laws (including GDPR and Organic Law 3/2018, as amended). Where required, the relevant data subjects shall be informed of any change of controller by the Purchaser. Each Party shall act as an independent controller (responsable del tratamiento) with respect to its processing of any personal data received under this Agreement.
8.3To the extent any third-party contracts, licences or other arrangements are strictly necessary to access, host, store, maintain or otherwise use the Transferred Data in connection with the Spain Business, the Parties shall cooperate in good faith to procure the transfer, novation and/or continuation (as applicable) of such arrangements, subject to any required third-party consents.

8.4The Parties shall implement appropriate technical and organizational measures to protect the Transferred Data during any transfer or migration (including secure transmission and access controls) and shall execute such documents and take such actions as may be reasonably necessary to effect and evidence the transfers contemplated by this Section.
8.5To the extent that any third-party consent is required in order to transfer, assign and/or make available to Purchaser Affiliate any of the Transferred Data, the Parties shall cooperate in good faith to procure any such required third-party consent(s).
9.Transfer of Benefits. Benefits with regard to the Spain Business shall be transferred to the Purchaser Affiliate as of the Closing Date notwithstanding any delay in completing the formalities of title transfer under applicable Law and the provision of Section 0. Unless otherwise expressly agreed in the remaining provisions of this Agreement, the allocation of income and costs corresponding to different time periods (including employment costs) shall be made in accordance with the principle of accrual (principio del devengo) as defined in the General Accounting Plan (Plan General de Contabilidad) as follows:
9.1All income and costs of the Spain Business for the period prior to the Closing Date (excluded) shall be for the account of the Seller Affiliate.
9.2All income and costs of the Spain Business for the period beginning on the Closing Date (included) shall be for the account of the Purchaser Affiliate.
10.Post-Closing Covenants. Sections 8.5 (Contract Matters), Section 8.6 (Misallocated Assets), and 8.7 (Employees and Related Matters) to the extent applicable to Spain Transferred Employees or Non-Transferred Employees of the Master Purchase Agreement shall be applicable mutatis mutandis to this Agreement. Order to Cash and Order to Delivery. Purchaser Parent and Purchaser Affiliate shall use commercially reasonable efforts to implement the Order to Cash and Delivery Processes [***].
11.Representations and Warranties.
11.1Representations and Warranties of the Seller Affiliate The Seller Affiliate hereby represents and warrants to the Purchaser Affiliate as follows:
(a)The Seller Affiliate is duly organized and validly existing under the laws of the jurisdiction of its incorporation or formation.
(b)The Seller Affiliate has the requisite corporate or similar power to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Seller Affiliate of this Agreement, the performance by the Seller Affiliate of its obligations hereunder and the consummation by the Seller Affiliate of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action with respect to the Seller Affiliate, each such authorization remains in full force and effect and no other corporate proceedings on the part of the Seller Affiliate are necessary therefor.
(c)This Agreement has been duly executed and delivered by the Seller Affiliate and, assuming the due execution hereof by the Purchaser Affiliate, this Agreement constitutes a legal, valid and binding obligation of the Seller Affiliate, enforceable against the Seller Affiliate in accordance with its terms, except to the extent enforceability may be limited by any applicable bankruptcy, reorganization, insolvency, moratorium or other similar applicable Laws affecting the rights of creditors generally.

11.2Representations and Warranties of the Purchaser Affiliate. The Purchaser Affiliate hereby represents and warrants to the Seller Affiliate as follows:
(a)The Purchaser Affiliate is duly organized and validly existing under the laws of the jurisdiction of its incorporation or formation.
(b)The Purchaser Affiliate has the requisite corporate or similar power to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Purchaser Affiliate of this Agreement, the performance by the Purchaser Affiliate of its obligations hereunder and the consummation by the Purchaser Affiliate of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action with respect to the Purchaser Affiliate, each such authorization remains in full force and effect and no other corporate proceedings on the part of the Purchaser Affiliate are necessary therefor.
(c)This Agreement has been duly executed and delivered by the Purchaser Affiliate and, assuming the due execution hereof by the Seller Affiliate, this Agreement constitutes a legal, valid and binding obligation of the Purchaser Affiliate, enforceable against the Purchaser Affiliate in accordance with its terms, except to the extent enforceability may be limited by any applicable bankruptcy, reorganization, insolvency, moratorium or other similar applicable Laws affecting the rights of creditors generally.
11.3Representation and Warranties Subject to the Master Purchase Agreement. With respect to representations and warranties of the Seller Affiliate and the Purchaser Affiliate set forth in Sections 11.1 and 11.2 above and the representations and warranties set out in the Master Purchase Agreement, the duration and consequences of a breach thereof, the remedies of the Parties and the limitations of liability, the Master Purchase Agreement shall entirely apply to this Agreement unless otherwise stated in the Master Purchase Agreement. This Agreement shall not change, modify or alter any provision or clause of the Master Purchase Agreement.
12.Exclusivity of Indemnification Remedies under Master Purchase Agreement. Each of the parties agree that, except for such equitable remedies as may be available to enforce the covenants and agreements of the Parties that by their terms are to be performed and complied with after the Closing, the indemnification provisions in Section 7 of the Master Purchase Agreement shall be the sole and exclusive legal remedy of such party for any and all claims against the other parties and their respective Affiliates for Damages under the Transactional Agreements (including for the avoidance of doubt, this Agreement); provided, however, that the foregoing sentence shall not be deemed a waiver by any party of any right or remedy arising by reason of any claim based on any Fraud. Certain indemnification obligations of Seller Parent and Seller Affiliate, as applicable, with respect to matters arising under or relating to this Agreement are set forth on Schedule 7.2(f) of the Master Purchase Agreement, as amended. Notwithstanding anything to the contrary herein, Spanish Law shall apply solely to the extent necessary to determine the existence, nature, and amount of any Damages (as defined in the Master Purchase Agreement) owed to Purchaser Parent or Purchaser Affiliate pursuant to Schedule 7.2(f) and shall have no application to any procedural, administrative, or process-related aspects of any indemnification claim brought thereunder. All matters relating to indemnification procedures, processes, and dispute resolution, including without limitation the assertion, defense, settlement, and resolution of indemnification claims, shall be governed exclusively by the Master Purchase Agreement and the Laws of the State of New York, including but not limited to Section 7.5 of the Master Purchase Agreement (Exclusivity of Indemnification Remedies), Section 7.6 of the Master Purchase Agreement (Indemnification Procedures), Section 7.7 of the Master Purchase Agreement (Tax Treatment of Indemnification Payments), and Section 9.7 of the Master Purchase Agreement (Governing Law; Dispute Resolution). In no event shall Purchaser Parent or Purchaser Affiliate be entitled to recover, or shall Seller Parent or Seller Affiliate be obligated to pay, more than once for any Damages arising out of the same facts, circumstances, events, or occurrences, regardless of whether such recovery is sought under this Agreement or the Master Purchase Agreement.

13.Taxes. All taxes and expenses incurred in connection with the Agreement shall be paid in accordance with the allocation in the Master Purchase Agreement.
14.Miscellaneous.
14.1Master Purchase Agreement. Sections 4.7 (Confidentiality), 6 (Termination) and 7 (Indemnification) of the Master Purchase Agreement shall be applicable mutatis mutandis to this Agreement.
14.2Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
14.3Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each Party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any Party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such Party. Neither the waiver by a Party hereto of a breach of or a default under any one or more of the provisions of this Agreement, nor the failure of a Party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder.
14.4Amendment. This Agreement may not be amended, modified, altered or supplemented other than by a written instrument duly executed and delivered on behalf of the Purchaser Affiliate and the Seller Affiliate.
14.5Interpretation.
14.5.1The annexes to this Agreement are, for all intents and purposes, an integral part thereof, and, consequently, shall be binding on the Parties.
14.5.2All headings contained in this Agreement are solely for order and organization purposes and shall not entail any interpretation or limitation on the matters regulated by the provisions in which they are used.
14.5.3References to any law or regulation shall be construed as references to such law or regulation as the same may be amended, restated or replaced from time to time.

14.5.4The singular shall include the plural and vice versa.
14.5.5References to the words “include”, “including”, “in particular”, or any similar term or expression are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.
14.5.6The Parties have negotiated, drafted and assessed the rights and obligations of this Agreement jointly and with their advisers, and therefore no contra proferentem criteria shall be applicable in the interpretation of the Agreement.
14.6Notices. Any notice or communication given or made under this Agreement shall be in writing and delivered by any means which allows acknowledgement of receipt and content, including registered post, courier or e-mail with a written transaction report. The Parties’ addresses for any notice or communication to be made under this Agreement shall be as follows:
Notice to the Purchaser Affiliate: Senseonics Spain S.L.U. c/o Senseonics Holdings, Inc.	Notice to the Seller Affiliate: Ascensia Diabetes Care Spain S.L.U.
Attention: [***]	Attention: [***]
Address: 20451 Seneca Meadows Parkway Germantown, MD 20876-7005	Address: Pz de la Pau, s/n, WTC Alameda Park Ed.6, 3 Planta, Cornella de Llobregat, Barcelona (Spain)
Email: [***] With cc to: Cooley LLP 11951 Freedom Drive	Email: [***]
With cc to: [***]
Address: Peter Merian-Strasse 90 4052 Basel, Switzerland
Notice to the Purchaser Affiliate: Senseonics Spain S.L.U. c/o Senseonics Holdings, Inc.	Notice to the Seller Affiliate: Ascensia Diabetes Care Spain S.L.U.
14th Floor Reston, VA 20190-5656 Attn: [***] Email: [***]	Email: [***]

14.7Notarization. The Parties agree to notarize this Agreement on the Closing Date. In addition, in accordance with the provisions herein, the Parties shall execute and sign before a notary public any other public instruments necessary or convenient for the successful completion of the sale of the Spain Business and the transactions contemplated in this Agreement.

14.8Assignment. The Parties shall not assign any of their rights or obligations under this Agreement whether by written agreement or by operation of Law (including by merger or sale of all or substantially all assets), without the prior written consent of the other Party; provided, that either Party may assign any and all of its rights or obligations under this Agreement to one or more of its Affiliates without the other Party’s prior written consent.
14.9Conflicts. In the event of a conflict between the provisions of this Agreement and the provisions of the Master Purchase Agreement, the Parties agree that the provisions of the Master Purchase Agreement shall prevail unless otherwise stated in the Master Purchase Agreement. Notwithstanding the foregoing, in the event of any conflict, this Agreement shall prevail with respect to Section 2.1.3 (Assumed Liabilities), Section 2.1.4 (Excluded Liabilities), Section 2.1.5 (Transferred Employees), Section 5 (Closing Conditions) and Section 7 (Requirements to Transfer the Spain Transferred Employees), Section 9 (Transfer of Benefits), and nothing in this Agreement or the Master Purchase Agreement shall be construed to override or limit the application of applicable Law.
14.10Governing Law and Courts.
14.10.1The Parties expressly agree that this Agreement and the obligations assumed by each of the Parties shall be exclusively governed by and construed in accordance with the Spanish Law (Derecho civil común).
14.10.2The Parties, waiving their right to any other jurisdiction, irrevocably submit to the courts of the city of Madrid (Spain) for the resolution of any dispute, claim or controversy arising from or relating to this Agreement, including any question with respect to its existence, validity, termination, nullification or effectiveness.
14.11Counterparts. This Agreement may be executed in one or more counterparts, including via electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

SELLER AFFILIATE:

Ascensia Diabetes Care Spain, S.L.U.

/s/ María Gemma Pérez Cambra

Name: Mrs. María Gemma Pérez Cambra

Title: Sole Director

[Signature Page to Business Purchase Agreement (Spain)]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

PURCHASER AFFILIATE:

Senseonics Spain S.L.

By: /s/ Timothy Todd Goodnow, Ph.D.

Name: Timothy Todd Goodnow, Ph.D.

Title: Joint and Several Director

[Signature Page to Business Purchase Agreement (Spain)]

Annex A

Master Purchase Agreement

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(Annex A was omitted because it was previously filed as Exhibit 2.1 to the Company’s 2025 Form 10-K filed with the Securities and Exchange Commission on March 2, 2026).

Schedule D

Spain Notification of Transferred Employees’ workers’ representatives

[***]

Schedule 2.1.1(a)

Spain Purchased Assets

[***]

Schedule 2.1.1(b)-I

Spain Tender Contracts

[***]

Schedule 2.1.1(b)-II

Other Spain Transferred Contracts

[***]

Schedule 2.1.5

Spain Transferred Employees

[***]

Schedule 5.1.1(b)

Tender Contracts Communication

[***]

Schedule 6.2.1(d)

After Closing Communication to Tenders

[***]

Schedule 7.4

Additional TUPE Notification

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